

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 10, 2013

Via E-mail
Ms. Trisha Malone
Chief Executive Officer
Wikifamilies, Inc.
9025 Carlton Hills Boulevard, Suite B
Santee, CA 92071

> **Re: Wikifamilies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 17, 2013**
> **File No. 0-53559**

Dear Ms. Malone:

    We have reviewed your filing and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Proposal I, page 7; Proposal III, page 10

1. You did not attach the copy of the court order as exhibit A. Please file the exhibit in a revised preliminary proxy statement.

Proposal I, page 7

2. Disclose the relationship of the company's proposed name change to Gepco, Ltd. with the company's current business plan of operations. Additionally, describe briefly the company's two former business plans of operations.

3. Indicate in bold face print whether the board of directors recommends a vote for ratification of the amendment of the articles of incorporation to change the company's name from Clairnet, Ltd. to Gepco, Ltd.

Proposal III, page 10; Security Ownership of Certain Beneficial Owners and Management, page 13; Financial Statements Available, page 15

4. You have not filed your Form 10-K for the year ended December 31, 2012 which you indicate is being mailed to each shareholder with the proxy statement. Note that you must file the Form 10-K with the Commission before mailing the proxy statement to shareholders.

Fees of Independent Registered Public Accounting Firm and Board Preapproval of Registered Public Accounting Firm Services, page 11; Executive Compensation and Director Compensation, page 12; Certain Relationships and Related Transactions, page 12

5. Item 7 of Schedule 14A which relates to the election of directors does not permit incorporation by reference. Since the solicitation relates to the election of directors, disclosure relating to your independent public accountants is required by Item 9 of Schedule 14A. Item 9 of Schedule 14A does not permit incorporation by reference. See Note D of Schedule 14A, and revise.

Section 16(a) Reporting Compliance Disclosure, page 13

6. You indicate that you are not reporting on compliance on behalf of your officers, directors, and other insiders. Note that you are required to report on section 16(a) compliance of each person who at any time during the fiscal year was a director, officer, or beneficial owner of more than 10% of any class of your equity securities. See Item 10 of Form 10-K and Item 405 of Regulation S-K, and revise.

Other Business, page 14

7. Since this proxy statement relates to a special meeting of shareholders, please remove references to the annual meeting.

Stockholder Proposals for 2014 Annual Meeting, page 14

8. Specify the deadline for submitting shareholder proposals for inclusion in your proxy statement and form of proxy for your 2014 annual meeting. See Rule 14a-5(e)(1) of Regulation 14A.

Appendix A, page 16

9. Since there are two proposed amendments to your articles of incorporation, revise the appendix to reflect that fact. Alternatively, provide a discrete appendix for each amendment.

Form of Proxy

10. Mark clearly the form of proxy to indicate that it is preliminary. <u>See</u> Rule 14a-6(e)(1) of Regulation 14A.

11. Unbundle the matters relating to approval of an increase in the authorized shares of ` common stock and to authorization of blank check preferred stock. <u>See</u> Rule 14a-4(a)(3) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions to Edward M. Kelly at 202-551-3728 or Craig E. Slivka at (202) 551-3729 if you have any questions on the comments.

Very truly yours,

/s/ Craig E. Slivka

Pamela A. Long
Assistant Director